FOR IMMEDIATE RELEASE

FORMULA ENTERS INTO AGREEMENT TO SELL ITS ENTIRE HOLDINGS IN BLUEPHOENIX SOLUTIONS LTD. FOR CONSIDERATION OF OVER $64 Million

International Institutional Investors Transaction Involves 8,038,526 BluePhoenix Shares

Herzliya, Israel, June 15, 2007 — Formula Systems (1985) Ltd. (Nasdaq: FORTY and TASE: FORT), a leading provider of information technology products, solutions and services, today announced that it entered into an agreement to sell 8,038,526 ordinary shares of BluePhoenix Solutions Ltd., representing all of Formula’s holdings in BluePhoenix, to a number of international institutional investors.

The completion of the sale of the ordinary shares is expected to take place on June 18, 2007 and is subject to customary closing conditions.  Formula is expected to recognize approximately M $18 in capital gains upon completion of the sale of ordinary shares.

Gad Goldstein, President and CEO of Formula commented, “It has been over 14 years since Formula acquired a small company with less then 10 employees that was the seed of BluePhoenix, and 10 years since the Company’s initial public offering on Nasdaq.  Throughout this entire period, it has been my privilege and honor to serve as the Chairman of the Board of BluePhoenix. During the past few years, BluePhoenix has been ably managed by an extremely capable CEO who is leading the company through a global growth and development period. I have full confidence that BluePhoenix, managed by Arik Kilman, is well positioned to respond to the rapidly growing needs for its solutions in the worldwide market.”

Mr. Goldstein continued, “A cash infusion of over $60 million accompanied by capital gain of approximately $18 million will enable Formula to pursue its new business model and demonstrates the increasing value of our assets.”

Mr. Goldstein concluded, “I would like to thank to C.E. Unterberg, Towbin that acted as sole lead placement agent and Roth Capital that acted as co-manager in the transaction. Both of them handled this quite significant transaction in a very efficient and expedited manner.”

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company's products, dependence on strategic partners, integration of new business, successful implementation of Formula's products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent report on Form 20-F, the failure of the transaction to close as a result of closing conditions not being met. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President & CEO, Formula Systems Ltd.,

Naamit Salomon, CFO, Formula Systems Ltd.

972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902